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10027079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
112

SEC FILE NUMBER
8- 48938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. ALDEN ASSOCIATES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 OLD YORK ROAD SUITE 837
(No. and Street)

JENKINTOWN (City) PA (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER A. ENGELBACH 215-572-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & COMPANY PC
(Name – *if individual, state last, first, middle name*)

1200 BUSTLETON PIKE STE 3 FEASTERVILLE PA 19053
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Peter A. Engelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J Alden Associates Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Carol Blender, Notary Public
Abington Township, Montgomery County
My commission expires May 22, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

DECEMBER 31, 2009

INDEX

FOX & COMPANY, P.C.

Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA IRA M. FOX CPA

February 15, 2010

Independent Auditor's Report

J. Alden Associates, Inc.
261 Old York Road
Suite 837
Jenkintown, Pennsylvania 19046

Board of Directors

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc.(an S corporation), as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alden Associates, Inc. as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Fox + Company PC CPAs

FOX & COMPANY, P.C.
Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA IRA M. FOX CPA

February 15, 2010

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

J. Alden Associates, Inc.
261 Old York Road
Suite 837
Jenkintown, Pennsylvania 19046

Board of Directors

In planning and performing our audit of the financial statements and supplemental schedules of J. Alden Associates, Inc. (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

FOX & COMPANY, P.C.
Certified Public Accountants

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and Cash Equivalents	$ 2,013
Brokerage Money Market	25,000
Receivables from Brokers and Dealers	80,329
Securities Owned:	
Marketable, at market value	142,797
Furniture and Equipment, at cost, Less Accumulated Depreciation of $61,062	14,155
Security Deposit	2,315
Prepaid Expenses	12,052
TOTAL ASSETS	$ 278,661

LIABILITIES AND STOCKHOLDERS' EQUITY

Lines of Credit - Current Portion	$ 5,777
Accounts Payable, Accrued Expenses and Other Liabilities	192,825
Accrued Payroll Taxes	11,749
Lines of Credit - Less Current Portion	3,307
TOTAL LIABILITIES	213,658
Stockholders' Equity	
Common Stock, no par value, no stated value, authorized 2,000 shares, issued 1,303 shares, 1,073 outstanding	142,804
Retained Earnings (Deficit)	(55,389)
Less Common Stock in Treasury, 230 shares at cost	(22,412)
Total Stockholders' Equity	65,003
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 278,661

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 1,305,167
Net Dealer Inventory and Investment Gains	25,917
Interest and Dividends	10,087
Other Income	38,214
Total Revenues	1,379,385
Expenses	
Employee Compensation and Benefits	139,477
Clearance Fees, Commissions and Floor Brokerage	1,020,104
Communications	1,605
Occupancy Expense	27,037
Equipment Rental	4,712
Interest	2,783
Taxes, Other than Income Taxes	2,426
Other Operating Expenses	181,214
Total Expenses	1,379,358
Net Income	$ 27

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings (Deficit)	Treasury Stock
Balance - January 1, 2009	$142,804	$(9,221)	$(22,412)
Net Income	--	27	--
Distributions to Shareholders	--	(46,195)	--
Balances - December 31, 2009	$142,804	$(55,389)	$(22,412)

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated Borrowings at January 1, 2009	$ - 0 -
Changes in Subordinated Borrowings	- 0 -
Subordinated Borrowings at December 31, 2009	$ - 0 -

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Income	$ 27
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	5,395
Unrealized Loss on Marketable Securities	23,030
Realized Loss on Sale of Marketable Securities	680
Realized Gain on Sale of Marketable Securities	(44,016)
Realized Gain on Marketable Securities	(5,610)
(Increase) Decrease In Assets:	
Accounts Receivable from Brokers and Dealers	(51,045)
Prepaid Expenses	(3,510)
Marketable Securities Owned	(2,122)
Increase (Decrease) In Liabilities:	
Accounts Payable, Accrued Expenses and Other Liabilities	137,712
Net Cash Used By Operating Activities	60,541
Cash Flows From Investing Activities:	
Purchase of Equipment and Furniture	(2,204)
Cash Flows From Financing Activities:	
(Decrease) in Loan Payable - Shareholder	(2,551)
(Decrease) in Lines of Credit	(8,262)
Distributions to Shareholder	(46,195)
Net Cash Used By Financing Activities	(57,008)
Net Increase In Cash and Cash Equivalents	1,329
Cash and Cash Equivalents - January 1, 2009	684
Cash and Cash Equivalents - December 31, 2009	$ 2,013
Supplemental Cash Flows Disclosures:	
Interest Paid	$ 2,783

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. was incorporated on November 3, 1995. The Company has been granted a license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA").

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended December 31, 2009.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are recorded at cost. Depreciation is computed utilizing the straight line method for financial reporting purposes. The estimated useful lives of the assets are as follows:

Furniture and Fixtures	7 Years
Office Equipment	5 Years
Computer Equipment	3 Years

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or recovery are removed from the accounts and any gain or loss is included in income.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

The accompanying notes are an integral part of these financial statements.

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

Effective January 1, 1999, the Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the Internal Revenue Code. This election will eliminate the need to account for entity level income taxes, as the stockholders have elected to be taxed individually on their share of Company earnings.

Note 2

MARKETABLE SECURITIES

Marketable Securities are classified as trading securities and are valued at current market value. The cost of these securities is $129,062. The total accumulated unrealized loss at December 31, 2009 is $13,735. Changes in unrealized gains and losses are recognized currently in income.

Note 3

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2009 consists of the following:

Computer Equipment	$ 10,056
Furniture	59,213
Office Equipment	5,948
Total	75,217
Less: Accumulated Depreciation	(61,062)
Total Furniture, Equipment and Depreciation	$ 14,155

Depreciation expense for the year ended December 31, 2009 was $5,395.

Note 4

LINES OF CREDIT

The Company has opened a line of credit for $20,000. The line is currently being repaid in increments of $50, with an annual percentage rate of 7.48%. The balance at December 31, 2009 was $520. Based on the payment and interest rate disclosed in the loan documents, the approximate repayment of this loan at December 31, 2009 is as follows:

December 31, 2010	$ 520

Interest associated with this line of credit at December 31, 2009 is charged to shareholder distributions. No more advances can be taken from this account because the bank discontinued the program.

The Company has opened a line of credit for $18,000. The line is currently being repaid in increments of $500, with an annual percentage rate of 11.99%. The balance at December 31, 2009 was $8,564. Based on the payment and interest rate disclosed in the loan documents, the approximate repayment of the loan at December 31, 2009 is as follows:

December 31, 2010	$ 5,257
December 31, 2011	3,307
Total Repayment	$ 8,564

Interest associated with this loan for the year ended December 31, 2009 was $1,190.

Note 5

CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2009 were as follows:

Common stock, without par or stated value; authorized 2,000 shares; issued 1,303 shares (in treasury 230 shares).

Note 6

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan. This plan covers those employees who have attained the age of twenty-one years old and have provided service to the employer in one of the preceding five years. Contributions are at the discretion of the board of directors. The current liability for pension cost at December 31, 2009 was $ - 0 -.

Note 7

COMMITMENTS AND CONTINGENT LIABILITIES

Under operating leases with remaining noncancellable terms in excess of one year at December 31, 2009, aggregate annual rentals for office space and equipment are approximately as listed below:

December 31, 2010	$ 26,023
December 31, 2011	26,023
December 31, 2012	11,047
Total Commitments and Contingent Liabilities	$ 63,093

Total expense for rent and equipment rental for the year ended December 31, 2009 was $27,037 and $4,712, respectively.

The Company has entered into a clearing agreement with Leigh Baldwin, LLC., to clear its securities transactions on a fully disclosed basis. In the event a customer or another broker is unable to fulfill its contracted obligation, the Company may be exposed to off-balance sheet risk.

In order to maintain this arrangement, the Company must achieve and maintain a net capital amount, as computed under Securities and Exchange Commission Rule 15c3-1, of $6,000. The Company was in compliance as of December 31, 2009.

Note 8

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. Pursuant to "FINRA" Rules, the Company is required to maintain a minimum of $5,000 of net capital. At December 31, 2009, the Company had net capital of approximately $15,061 which was $10,061 in excess of the $5,000 required to be maintained at that date. The Company's net capital ratio was 14.19 to 1.

Note 9

COMMITMENTS AND CONTINGENCIES - ARBITRATION

The Company has been named as a defendant in a regulatory arbitration proceeding pursuant to a client's claim of improperly allocating assets. The Management is planning to vigorously defend this matter as the damages alleged are in excess of $200,000. The Company and legal counsel firmly believe that the claim is without merit. The first session of this proceeding is scheduled for May 18, 2010.

Since the Company believes the suit has no merit, the Company has made no accrual for possible damages.

SUPPLEMENTARY INFORMATION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL			
Total Stockholder's Equity Qualified for Net Capital		$	65,003
Add:			
A. Subordinated borrowings allowable in computation of net capital			- 0 -
Total Capital and Allowable Subordinated Liabilities		$	65,003
Deductions and/or Charges			
A. Non-Allowable Assets			
Furniture and Equipment	$ 14,155		
Other Assets	14,367		
Total Deductions/and or Charges		$	28,522
Net Capital Before Haircuts on Securities Positions		$	36,481
Haircuts on Securities			
A. Trading Securities			21,420
Net Capital		$	15,061
AGGREGATE INDEBTEDNESS			
Items included in Statement of Financial Condition:			
Accounts Payable, Accrued and Other Liabilities		$	213,658
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum Net Capital Required		$	6,000
Ratio: Aggregate Indebtedness to Net Capital			14.19 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION			
Net Capital, as reported in Company's Part II (Unaudited) Focus Report		$	35,880
Net Audit Adjustments		$	(20,819)
Net Capital per above		$	15,061

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15C3-3):	$ - 0 -
	A. Number of Items	$ - 0 -
2.	Customers' fully paid securities and excess margin securities for which instrucitons to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ - 0 -
	A. Number of Items	$ - 0 -

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2009

Not Applicable

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

FOX & COMPANY, P.C.

Certified Public Accountants
FEASTERVILLE, PENNSYLVANIA